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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No.________)*

                                Cytrx Corporation
     ---------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   232828 30 1
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                               Steven A. Kriegsman
                     11726 San Vincente Boulevard, Suite 650
                              Los Angeles, CA 90049
                                 (310) 826-5449
      ---------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               As of July 15, 2002
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1748 (03-00)

CUSIP No. 232828 30 1
          -----------
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Wasserman, Comden, Casselman & Pearson, L.L.P.
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)   X
             -------------------------------------------------------------------
          (b)
             -------------------------------------------------------------------
--------------------------------------------------------------------------------
     3.   SEC Use Only
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
     4.   Source of Funds See Instructions.        OO
                                           -------------------------------------
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Required Pursuant to Items 2(d) or 2(e)
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization   California
                                              ----------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Number of      7.   Sole Voting Power            345,000
Shares Bene-                         -------------------------------------------
ficially by    8.   Shared Voting Power             0
Owned by Each                          -----------------------------------------
Reporting      9.   Sole Dispositive Power       345,000
Person With                               --------------------------------------
               10.  Shared Dispositive Power        0
                                            ------------------------------------
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               345,000
          ----------------------------------------------------------------------
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain shares (See Instructions)
                       ---------------------------------------------------------
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)    1.6%
                                                            --------------------
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)           PN
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
--------------------------------------------------------------------------------

SEC 1748 (03-00)

CUSIP No. 232828 30 1
          -----------
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         The Casselman Family Trust Dated August 5, 1996
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)   X
             -------------------------------------------------------------------
          (b)
             -------------------------------------------------------------------
--------------------------------------------------------------------------------
     3.   SEC Use Only
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
     4.   Source of Funds See Instructions.        OO
                                           -------------------------------------
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Required Pursuant to Items 2(d) or 2(e)
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization   United States
                                              ----------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Number of      7.   Sole Voting Power  297,578 (including 39,064 warrants)
Shares Bene-                         -------------------------------------------
ficially by    8.   Shared Voting Power  345,000
Owned by Each                          -----------------------------------------
Reporting      9.   Sole Dispositive Power 297,578 (including 39,064 warrants)
Person With                               --------------------------------------
               10.  Shared Dispositive Power 345,000
                                            ------------------------------------
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            297,578 (including 39,064 warrants)
          ----------------------------------------------------------------------
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain shares (See Instructions)
                       ---------------------------------------------------------
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)    1.4%
                                                            --------------------
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)           OO
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
--------------------------------------------------------------------------------

SEC 1748 (03-00)

CUSIP No. 232828 30 1
          -----------
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         The Pearson Family Trust Dated July 3, 1991
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)   X
             -------------------------------------------------------------------
          (b)
             -------------------------------------------------------------------
--------------------------------------------------------------------------------
     3.   SEC Use Only
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
     4.   Source of Funds See Instructions.        OO
                                           -------------------------------------
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Required Pursuant to Items 2(d) or 2(e)
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization   United States
                                              ----------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Number of      7.   Sole Voting Power  355,025 (including 39,065 warrants)
Shares Bene-                         -------------------------------------------
ficially by    8.   Shared Voting Power  345,000
Owned by Each                          -----------------------------------------
Reporting      9.   Sole Dispositive Power 355,025 (including 39,065 warrants)
Person With                               --------------------------------------
               10.  Shared Dispositive Power 345,000
                                            ------------------------------------
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            355,025 (including 39,065 warrants)
          ----------------------------------------------------------------------
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain shares (See Instructions)
                       ---------------------------------------------------------
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)    1.7%
                                                            --------------------
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)           OO
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
--------------------------------------------------------------------------------

SEC 1748 (03-00)

CUSIP No. 232828 30 1
          -----------
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         The LSC Family Trust Dated May 17, 1996
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)   X
             -------------------------------------------------------------------
          (b)
             -------------------------------------------------------------------
--------------------------------------------------------------------------------
     3.   SEC Use Only
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
     4.   Source of Funds See Instructions.        OO
                                           -------------------------------------
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Required Pursuant to Items 2(d) or 2(e)
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization   United States
                                              ----------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Number of      7.   Sole Voting Power  99,192 (including 13,021 warrants)
Shares Bene-                         -------------------------------------------
ficially by    8.   Shared Voting Power  345,000
Owned by Each                          -----------------------------------------
Reporting      9.   Sole Dispositive Power 99,192 (including 13,021 warrants)
Person With                               --------------------------------------
               10.  Shared Dispositive Power 345,000
                                            ------------------------------------
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            99,192 (including 13,021 warrants)
          ----------------------------------------------------------------------
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain shares (See Instructions)
                       ---------------------------------------------------------
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)    0.5%
                                                            --------------------
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)           OO
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
--------------------------------------------------------------------------------

SEC 1748 (03-00)

CUSIP No. 232828 30 1
          -----------
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         The Wasserman Family Trust Dated May 6, 1993
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)   X
             -------------------------------------------------------------------
          (b)
             -------------------------------------------------------------------
--------------------------------------------------------------------------------
     3.   SEC Use Only
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
     4.   Source of Funds See Instructions.        OO
                                           -------------------------------------
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Required Pursuant to Items 2(d) or 2(e)
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization   United States
                                              ----------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Number of      7.   Sole Voting Power  297,578 (including 39,064 warrants)
Shares Bene-                         -------------------------------------------
ficially by    8.   Shared Voting Power  345,000
Owned by Each                          -----------------------------------------
Reporting      9.   Sole Dispositive Power 297,578 (including 39,064 warrants)
Person With                               --------------------------------------
               10.  Shared Dispositive Power 345,000
                                            ------------------------------------
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            297,578 (including 39,064 warrants)
          ----------------------------------------------------------------------
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain shares (See Instructions)
                       ---------------------------------------------------------
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)    1.4%
                                                            --------------------
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)           OO
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
--------------------------------------------------------------------------------

I.   Security and Issuer
------------------------

     This Schedule 13D is filed with respect to Common Stock, $0.001 par value ("Common Stock"), of CytRx Corporation, a Delaware corporation (hereinafter "CytRx" or the "Issuer"). The Issuer's principal executive offices are now located at 11726 San Vicente Boulevard, Suite 650, Los Angeles, California 90049.

II.  Identity and Background.
-----------------------------

     (a)  Name:    This  Schedule  13D  is  being  filed  by  Wasserman, Comden,
          ----
          Casselman & Pearson LLP, a California limited liability partnership ("WCCP"), and by the family trusts (the "Trusts") of WCCP's equity partners, Steve K. Wasserman, Leonard J. Comden, David B. Casselman, and Clifford H. Pearson. The entity and the four Trusts are sometimes collectively hereinafter referred to as the "Filing Persons."
     (b)  Residence or business address: The Filing Persons' business address is
          -----------------------------
          5567 Reseda Blvd., Suite 330, Tarzana, CA 91357.
     (c)  Present Principal Occupation or Employment:   Each of the Trust Filing
          ------------------------------------------
          Persons has as one of its co-trustees an attorney at law licensed to practice before the courts of the State of California, and all such attorneys do so through WCCP.
     (d)  Criminal  Convictions:  During the last five years, none of the Filing
          ---------------------
          Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e)  Securities Injunctions: During the last five years, none of the Filing
          ----------------------
          Persons have been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he or it was or is subject to a judgment, decree, or a final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:   The Trust Filing Persons are all residents of the State
          -----------
          of California. WCCP is a limited liability partnership organized and existing under the laws of the State of California.


III. Source and Amount of Funds or Other Consideration.
-------------------------------------------------------

     The Filing Persons have the right to receive shares of the Issuer's Common Stock in exchange for their surrender of shares of the capital stock of Global Genomics Capital, Inc., a California corporation, presently held by all Filing Persons, upon consummation of a merger (the "Merger") pursuant to an agreement entered into by and between the Issuer and GGC as of February 11, 2002.

IV.  Purpose of Transaction.
----------------------------

     Assuming and upon consummation of the Merger, the Filing Persons' shares in GGC will be canceled, and they will be issued in exchange therefor a total

     (assuming a final exchange ratio* of 0.715 computed pursuant to the Merger agreement) of 1,106,821 shares of the Issuer's Common Stock. In addition, WCCP shall receive 100,000 shares of the issuer's Common Stock in consideration of services rendered by WCCP to GGC as GGC's outside legal counsel in connection with the Merger. And finally, assuming and upon consummation of the Merger, CytRx will assume warrants held by the individual Filing Persons to acquire shares of GGC common stock that will then entitle those Filing Persons to acquire an additional 130,214 shares of CytRx Common Stock. At the effective time of the Merger, the Filing Persons will cease service as outside legal counsel to GGC, and the service of Mr. Pearson on GGC's board of directors will end.

     * Pursuant to the Merger agreement, the exchange ratio will be calculated as of the effective time of the Merger by dividing the 9,962,881 shares of the Issuer's Common Stock to be exchanged for all shares of GGC, by the total shares of GGC then (i) issued and outstanding and also (ii) those
                                                             --------
     issuable upon the exercise of any warrants or stock options for GGC common stock. As of the date hereof, the exchange ratio is expected to be 0.715.

     None of the Filing Persons currently has any plan or proposal that relates to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization, or liquidation, involving CytRx or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of CytRx or any of its subsidiaries;
     (d) Any change in the present board of directors or management of CytRx, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of CytRx;
     (f)  Any other material change in CytRx's business or corporate structure;
     (g) Changes in CytRx's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of CytRx by any person;
     (h) Causing a class of securities of CytRx to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of CytRx becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any actions similar to any of those enumerated above.

V.   Interest in Securities of the Issuer.
------------------------------------------

     (a) Assuming and upon consummation of the Merger, the Filing Persons collectively shall beneficially own (again assuming an exchange ratio of 0.715) 1,206,821 shares of the Issuer's Common Stock, plus an additional 130,214 shares of the Issuer's Common Stock issuable upon exercise of warrants, and thus they may be deemed for the purposes of
          Section 13(d) of the Securities Exchange Act of 1934, as amended, to currently be the beneficial owner of these shares. The shares of the Issuer's Common Stock beneficially owned by the Filing Persons (excluding the shares issuable upon exercise of their warrants) would constitute approximately five percent (5%) of the Issuer's issued and outstanding shares upon consummation of the Merger (assuming all Issuer warrants are exercised). The Filing Persons shall not beneficially own any shares of the Issuer's Common Stock except those that they are entitled to receive in connection with the Merger and as compensation for legal services rendered. The individual Filing Persons shall have sole voting and dispositive power with respect to all of the shares of CytRx's Common Stock owned by all Filing Persons. Other GGC shareholders are also receiving shares of the Issuer pursuant to the Merger, and while the individual Filing Persons have certain preexisting business or personal relationships with some of these shareholders, there are no agreements with any of them regarding control of the Issuer or the acquisition, disposition, or voting of the Issuer's shares. Accordingly, the Filing Persons, themselves a group, disclaim membership in any group of any of such other shareholders.

     (b)  See Item III above.

     (c)  Not applicable.

     (d)  Not applicable.

VI.  Contracts,  Arrangements,  Understandings, or Relationships With Respect to
--------------------------------------------------------------------------------
     Securities of the Issuer.
     -------------------------

     Not applicable.

VII. Material to be Filed as Exhibits.
--------------------------------------

     The following exhibits are incorporated by reference herein:

(Exhibits, continued)

     (a)  Agreement  and  Plan  of  Merger,   dated  as  of  February  11,  2002
          (incorporated by reference from Annex A to the Issuer's Proxy Statement No. 000-15327 on Schedule 14A, as filed with the Securities and Exchange Commission (the "SEC") on June 11, 2002).

     (b) First Amendment to Agreement and Plan of Merger, dated February 22, 2002 (incorporated by reference from pages A-55 to A-59 of Annex A to the Issuer's Proxy Statement No. 000-15327 on Schedule 14A, as filed with the SEC on June 11, 2002).


                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.


As of July 15, 2002                         As of July 15, 2002
-------------------                         -------------------
(Date)                                      (Date)

The Wasserman Family Trust                  The LSC Family Trust
Dated May 6, 1993                           Dated May 17, 1996


By:  _________________________              By:  __________________________
         (Signature)                                   (Signature)

Steve K. Wasserman, Co-Trustee              Leonard J. Comden, Co-Trustee
------------------------------              -----------------------------
(Name and Title)                            (Name and Title)



As of July 15, 2002                         As of July 15, 2002
-------------------                         -------------------
(Date)                                      (Date)

The Casselman Family Trust                  The Pearson Family Trust
Dated August 5, 1996                        Dated July 3, 1991


By:  _________________________              By:  __________________________
         (Signature)                                   (Signature)

David B. Casselman, Co-Trustee              Clifford H. Pearson, Co-Trustee
------------------------------              -------------------------------
(Name and Title)                            (Name and Title)

(Signatures, continued)



As of July 15, 2002
------------------------------------
(Date)

Wasserman, Comden, Casselman & Pearson L.L.P.
A California Limited Liability Partnership


By:  _________________________
            (Signature)

Clifford H. Pearson, Partner
----------------------------
(Name and Title)


     #337089